Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

SUPPL

Superior Plus Announces Distribution Reinvestment Plan

Calgary, January 9, 2007...Superior Plus Income Fund (the "Fund") announced today the commencement of a Distribution Reinvestment Plan and an Optional Unit Purchase Plan (the "DRIP"). Proceeds of the DRIP will be used to fund growth capital projects for its existing Canadian based businesses.

Grant Billing, Chairman and Chief Executive Officer of Superior Plus, said: "The DRIP will provide our unitholders with the opportunity to reinvest their cash distributions in the future growth of the business at a 5% discount to the market price of the trust units. The proceeds of the DRIP will assist Superior Plus in funding accretive organic growth opportunities. Operating performance of our businesses continues to meet expectations with annual distributable cash flow per trust unit anticipated in the $1.60 to $1.80 range for 2007, assuming no acquisitions or expansions of the existing businesses. With the completion of the sale of JW Aluminum, our businesses can now focus on their unique opportunities to expand and generate value growth for our unitholders going forward. The recent change in tax rules by the Federal Government is expected to have little impact on our growth strategy, as our capital requirements are within the new guidelines and our threshold returns for growth capital projects are well in excess of our cost of capital and more than sufficient to account for the tax changes."

Under the terms of the DRIP, eligible unitholders of the Fund (the "Unitholders") may elect to automatically reinvest their regular monthly distributions in additional trust units (the "Units") of the Fund, without incurring any commissions, service charges or brokerage fees. Unitholders who elect to reinvest cash distributions under the DRIP will receive Units at a price (the "Average Market Price") equal to the average closing price of the Units on the Toronto Stock Exchange for the five day trading period ending on the business day immediately prior to the distribution payment date. The price of the Units purchased with reinvested distributions will be 95% of the Average Market Price.

Unitholders who participate in the DRIP may also elect to purchase additional Units by way of cash payment, without incurring any commissions, service charges or brokerage fees. Units purchased by way of additional cash payment will be purchased at the Average Market Price, without discount.

Units may be purchased under the DRIP commencing with the January 2007 cash distribution payable on February 15, 2007 to Unitholders of record on January 31, 2007. Units purchased through the DRIP will be issued directly from the Fund's treasury.

Registered Unitholders may enroll in the distribution reinvestment component of the Plan by completing an Authorization Form and submitting the completed form to Computershare Trust Company at the address set out in the DRIP. In addition, registered Unitholders may enroll in the optional unit purchase component of the Plan by completing an Optional Cash Payment/Participant Declaration form and submitting the completed form to Computershare Trust Company at the address set out in the DRIP. Beneficial Unitholders are encouraged to contact their broker or other intermediary for enrollment information. The DRIP is subject to certain limitations and restrictions and interested parties are encouraged to review the full text of the DRIP. The DRIP and the enrollment forms are available on the Fund's website at www.superiorplus.com.

dlw 2/12

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

January 2007 Cash Distribution - $0.13 per Trust Unit

Calgary, January 11, 2007...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of January 2007 of $0.13 (13.0 cents) per trust unit payable on February 15, 2007. The record date is January 31, 2007 and the ex-distribution date will be January 29, 2007. The Fund's current annualized cash distribution rate is $1.56 per trust unit. For tax purposes, the distributions are expected to substantially be taxable as "other income" to Unitholders. The final tax components will be confirmed after year-end during the tax reporting season. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

DRIP Now Available to Unitholders

The Fund now has a *Distribution Reinvestment* Plan ("DRIP") available to its Unitholders. The DRIP allows participants to have their monthly cash distributions reinvested in additional units of Superior Plus Income Fund at an effective discount of 5% to the Fund's market price. The DRIP program offers Unitholders the opportunity to steadily increase their ownership in Superior Plus without commissions or brokerage fees. Further information on the DRIP is posted on the Fund's website. Unitholders whose units are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

About the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Wayne M. Bingham
Executive Vice-President & Chief Financial Officer
Phone: (403) 218-2951 / Fax: (403) 218-2973
E-mail: wbingham@superiorplus.com
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

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